Shareholder meeting (unaudited)

On March 27, 2007, the Annual Meeting of the Fund was held to elect three Trustees. Proxies covering 18,812,340 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified (there were no current nominees for election by the preferred shareholders), with votes tabulated as follows:

                                                            WITHHELD
                                FOR                         AUTHORITY
James R. Boyle                  18,596,525                  215,814
Steven R. Pruchansky            18,589,256                  223,083

The preferred shareholders elected Patti McGill Peterson as a Trustee of the Fund until her successor is duly elected and qualified, with the votes tabulated as follows: 9,087 FOR and 36 ABSTAINING.